Casgrain & Company (USA) Limited
Statement of Financial Condition

September 30, 2016 (in U.S. $)

ASSETS

Cash	$	78,364
Securities purchased under agreements to resell		2,805,260
Other assets		8,531
Total assets	$	**$2,892,155**

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses and other liabilities		59,804
Income taxes payable		6,359
Total liabilities	$	**66,163**

STOCKHOLDER'S EQUITY

Preferred stock, without par value		
Authorized: unlimited number of shares		-
Issued: none		
Common stock, without par value		
Authorized: unlimited number of shares		
Issued: 9,525,000		25,000
Retained earnings		2,800,992
Total stockholder's equity		2,825,992
Total liabilities and stockholder's equity	$	2,892,155

The accompanying notes are an integral part of these financial statements.

On behalf of the Board,



Director   Director